

May 8, 2012

<u>Via E-mail</u>
Mr. Marc Callipari
Chief Legal Officer
New Frontier Media, Inc.
6000 Spine Road, Suite 100
Boulder, CO 80301

> **Re: New Frontier Media, Inc.
> Definitive Additional Proxy Soliciting Materials on Schedule 14A
> Filed on May 2, 2012
> File No. 000-23697**

Dear Mr. Callipari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your statement that the letter of Longkloof Limited dated March 9, 2012, and the related press release, contain false and misleading statements. Rule 14a-9 provides that material which makes charges concerning improper, illegal or immoral conduct be supported by a factual foundation. This factual foundation must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support for this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Scott A. Berdan, Esq.
        Holland & Hart LLP